CDT Environmental Technology Investment Holdings Limited

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District, Shenzhen, China 518057

86-0755-86667996

March 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Timothy S. Levenberg

RE:	CDT Environmental Technology Investment Holdings Limited
Registration Statement on Form F-1 Filed March 4, 2026
File No. 333-293986

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, CDT Environmental Technology Investment Holdings Limited hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 9:00 a.m., Eastern Time, on March 10, 2026, or as soon as practicable thereafter.

Very truly yours,

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Name:	Yunwu Li
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Clayton E. Parker, Esq.
K&L Gates LLP